[BLACKROCK LETTERHEAD]

April 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Division of Investment Management

Re:	Quantitative Master Series LLC

File No. 811-7885

Ladies and Gentlemen:

Quantitative Master Series LLC hereby files via EDGAR one electronically signed copy of Amendment No. 20 to its registration statement on Form N-1A to revise the prospectus disclosure, format and style pursuant to Section 8(b) of the Investment Company Act of 1940, as amended. Should members of the Staff have any questions regarding the enclosed materials, they should call the undersigned at (212) 810-3398.

Very truly yours,

/s/ Denis R. Molleur

Denis R. Molleur

Managing Director and Senior Counsel

Legal & Compliance

BlackRock, Inc. and

Assistant Secretary of the Quantitative Master Series LLC

Enclosures

cc:	Edward Baer

Ellen W. Harris

John A. MacKinnon